COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

November 30, 2016

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)
Columbia Small Cap Value Fund I (the Fund)

Post-Effective Amendment No. 283
File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

The Registrant is filing Post-Effective Amendment No. 283 pursuant to Rule 485(a)(1) for the purpose of adding a new share class to the Fund.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the Fund’s investment objective, principal investment strategies, and principal risks are identical or substantially similar to those found in prior filings of the Registrant. The filing is for the purpose of adding new Class T shares to the Fund; the prospectus and SAI describe the share class features and eligibility of this new class.

No fees are required in connection with the Post-Effective Amendment’s filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I